Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

SEI Capital Accumulation Plan Administration Committee
SEI Capital Accumulation Plan:
We consent to the incorporation by reference in the registration statement (No. 333-41343) on Form S-8 of SEI Investments Company of our report dated June 22, 2018, with respect to the statements of net assets available for benefits of the SEI Capital Accumulation Plan as of December 31, 2017 and 2016, the related statements of changes in net assets available for benefits for the years then ended, and the related notes (collectively, the “financial statements”), and the supplemental schedule of Schedule H, Line 4i-schedule of assets (held at end of year) as of December 31, 2017, which report appears in the December 31, 2017 annual report on Form 11-K of the SEI Capital Accumulation Plan.
/s/ KPMG LLP
Philadelphia, PA
June 22, 2018

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